                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             Information Statement Pursuant to Rules 13d-1 and 13d-2
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*



                               Aurora Foods Inc.
                      ----------------------------------
                                (Name of Issuer)


                     Common Stock, par value $.01 per share
            --------------- ---------------------------------------
                         (Title of Class of Securities)


                                  05164B 10 6
                         ------------------------------
                                 (CUSIP Number)

                               December 31, 2000
          ------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

                               [ ] Rule 13d-1(b)

                               [ ] Rule 13d-1(c)

                               [X] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

----------------------------
 CUSIP No. 05164B 10 6
           -----------
----------------------------

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   1.   NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        FPIP, LLC
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                                                          (a)         [_]

   2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                          (b)         [_]

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   3.   SEC USE ONLY

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   4.   CITIZENSHIP OR PLACE OF ORGANIZATION
               Delaware
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                             5.    SOLE VOTING POWER     240,304
        NUMBER OF          -----------------------------------------------------
         SHARES              6.    SHARED VOTING POWER
      BENEFICIALLY                          0
        OWNED BY           -----------------------------------------------------
          EACH               7.    SOLE DISPOSITIVE POWER   240,304
        REPORTING
         PERSON             ----------------------------------------------------
          WITH               8.    SHARED DISPOSITIVE POWER
                                            0
--------------------------------------------------------------------------------
   9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                     240,304
--------------------------------------------------------------------------------
   10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES*                                              [ ]
--------------------------------------------------------------------------------
   11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)    .33%

--------------------------------------------------------------------------------
   12.   TYPE OF REPORTING PERSON*
                      OO
--------------------------------------------------------------------------------

Item 1(a).  Name of Issuer

       The name of the issuer to which Amendment Number 2 to Schedule 13G relates is Aurora Foods, Inc. (the "Company").

Item 1(b).  Address of Issuer's Principal Executive Offices

       The principal executive offices of the Company are located at 1000 Union Station, Suite 300, St. Louis, Missouri 63103.

Item 2(a).  Name of Person Filing

       This Statement is being filed on behalf of FPIP, LLC ("FPIP").

       Fenway Partners, Inc. ("Fenway") is the Managing member of FPIP. Mr. Peter Lamm and Mr. Richard Dresdale are the co-owners of Fenway and are thus its controlling persons.

Item 2(b).  Address of Principal Business Office or, if none, Residence

       The principal business address of each of FPIP and Fenway is 152 West 57th Street, New York, NY 10019.

Item 2(c).  Citizenship

       Each of FPIP and Fenway is organized under the laws of the State of Delaware.

       Item 2(d).   Title of Class of Securities

       The class of equity securities of the Company to which this filing on
Schedule 13G relates is Common Stock, par value $.01 per share.


Item 2(e).  CUSIP Number

       The CUSIP number of the Company's Common Stock is 05164B 10 6.


Item 3. If this statement is filed pursuant to (ss) 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: Not applicable.

(a) [  ]  Broker or dealer registered under section 15 of the Act
          (15 U.S.C.78o).
(b) [  ]  Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 73c).
(c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e) [  ]  An investment adviser in accordance with (s)13d-1(b)(1)(ii)(E).
(f) [  ]  An employee benefit plan or endowment fund in accordance with
          (s)240.13d-1(b)(1)(ii)(F).
(g) [  ]  A parent holding company or control person in accordance with
          (s)240.13d-1(b)(1)(ii)(G).
(h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
(i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
(j) [  ]  Group, in accordance with (s)240.13d-1(b)(1)(ii)(J).

    [ ] If this statement is filed pursuant to (s)240.13d-1(c), check this box.

Item 4.  Ownership
Item 4(a).  Amount beneficially owned

       As of December 31, 2000 FPIP owned 240,304 shares of Common Stock of the Company. FPIP has the sole power to vote and dispose of the shares of Common Stock. FPIP acts by and through its Managing Member, Fenway. Fenway acts by and through its co-owners, Mr. Lamm and Mr. Dresdale. Mr. Lamm and Mr. Dresdale disclaim beneficial ownership of all such shares covered by this Statement. No person other than the respective owner referred to herein of shares of Common Stock is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of such shares of Common Stock.

       As a party to an amendment, made September 19, 2000 (the "Amendment") to the Securityholders Agreement with the Company, dated as of April 8, 1998, as amended June 30, 1999, February 18, 2000 and September 19, 2000 (the "Agreement"), FPIP could be deemed to be acting as a group with the other parties to the Amendment, and could therefore be deemed to beneficially own the securities held by other parties to the Amendment. Such parties include UBS Capital, LLC, Fenway Partner Capital Fund, L.P., FPIP Trust, LLC, McCown DeLeeuw & Co. III, L.P., McCown DeLeeuw & Co. III (Europe), L.P., McCown DeLeeuw & Co. III (Asia), L.P., Gamma Fund LLC, McCown DeLeeuw & Co. IV, L.P., McCown DeLeeuw & Co. IV Associates, L.P., Delta Fund LLC and Gloriande (Luxemberg) S.A.R.L. FPIP disclaims beneficial ownership of all shares held by such parties. Additionally, by virtue of being a party to the Securityholders Agreement, FPIP could be deemed to be acting as a group with the other parties to the Agreement. Such parties are as disclosed in Amendment Number 1 to the Schedule 13G dated December 31, 1999, and filed February 14, 2000 in connection with holdings of the Common Stock of the Company. FPIP disclaims beneficial ownership of all shares held by such persons.

Item 4(b).  Percent of Class

       As of the close of business on December 31, 2000, FPIP owned .33% of the Common Stock outstanding of the Company. The aggregate percentage of Common Stock reported owned is based upon 73,893,108 shares of Common Stock outstanding, which is the total number of Common Stock outstanding as of November 10, 2000 based on representations made by the Company in its amended quarterly report on Form 10-Q for the quarterly period ended September 30, 2000, filed with the Commission on November 14, 2000.


Item 4(c). Number of shares as to which such person has:

       (i)       sole power to vote or to direct the vote:
                 Incorporated by reference from item 5 of the Cover Page.

       (ii)      shared power to vote or to direct the vote:
                 Incorporated  by reference from item 6 of the Cover Page.

       (iii)     sole power to dispose or to direct the disposition of:
                 Incorporated by reference from item 7 of the Cover Page.

       (iv)      shared power to dispose or to direct the disposition of:
                 Incorporated by reference from item 8 of the Cover Page.

Item 5.    Ownership of Five Percent or Less of a Class

           Not Applicable.


Item 6.    Ownership of More than Five Percent on Behalf of Another Person

           Not Applicable.


Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:

           Not Applicable.

Item 8.    Identification and Classification of Members of the Group

           See Item 4(a).


Item 9.    Notice of Dissolution of Group

            Not Applicable.

Item 10. Certification

       By signing below, the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



Dated:   February 14, 2001

                                    FPIP, LLC

                                    By:  Fenway Partners, Inc.
                                           its Managing Member


                                    By:
                                         ---------------------
                                           Name:
                                           Title: